LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e) (3) under the Securities Exchange
Act of 1934 as a Public Document.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of Lazard Frères & Co. LLC:

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2022

We have served as the Company's auditor since 2000.

LAZARD FRÈRES & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(In Thousands)

ASSETS

Cash and cash equivalents	$	794,616
Receivables, net:		
Fees		357,960
Affiliates		133,472
Other		5,819
Investments		234,260
Property, net		32,659
Operating lease right-of-use assets		14,642
Goodwill		128,451
Deferred tax assets		8,621
Other assets		85,748
TOTAL ASSETS	$	1,796,248

LIABILITIES AND MEMBER'S EQUITY

Accrued compensation and benefits	$	457,831
Payables to affiliates		224,672
Accounts payable and accrued expenses		60,027
Operating lease liabilities		18,226
Income taxes payable		22,644
Obligations under pension and post employment benefit plans		8,388
Securities sold, not yet purchased		6,828
Derivative obligations		3,012
Other liabilities		22,382
TOTAL LIABILITIES		824,010
COMMITMENTS AND CONTINGENCIES		
Member's equity		1,029,129
Accumulated other comprehensive loss, net of tax		(56,891)
TOTAL MEMBER'S EQUITY		972,238
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,796,248

See notes to consolidated statement of financial condition.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(In Thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

The accompanying consolidated statement of financial condition is that of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC ("Lazard Group"). Lazard Group is a wholly-owned indirect subsidiary of Lazard Ltd ("Lazard Ltd"), a Bermuda holding company, whose common stock is traded on the New York Stock Exchange. The Company includes the accounts of Lazard Frères & Co. LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively referred to as "LAM"), Lazard LAM Holdings, Inc. and Goldsmith, Agio, Helms & Lynner, LLC and its subsidiary ("GAHL"). The Company's principal operating activities are included in two business segments:

- Financial Advisory, which offers a wide array of financial advisory services regarding mergers and acquisitions ("M&A"), capital advisory, restructurings, capital raising, and other strategic advisory matters to corporate, partnership, institutional, government and individual clients across the globe, and
- Asset Management, which offers a broad range of global investment solutions and investment and wealth management services in equity and fixed income strategies, asset allocation strategies, alternative investments to corporations, public funds, endowments and foundations, labor funds, financial intermediaries and private clients.

In addition, the Company records selected other activities in its Corporate segment, including management of cash, investments, and transactions with affiliates.

Basis of Presentation – The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate entities in which it has a controlling financial interest. The Company consolidates:

- Voting interest entities ("VOEs") where the Company holds a majority of the voting interest in such VOEs, and
- Variable interest entities ("VIEs") where the Company is the primary beneficiary having the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of, or receive benefits from, the VIE that could be potentially significant to the VIE.

When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company either (i) applies the equity method of accounting in which it records a proportionate share of the entity's net earnings, or (ii) elects the option to measure its investment at fair value. Intercompany transactions and balances have been eliminated.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(In Thousands)

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts and disclosures in the consolidated statement of financial condition.

Foreign Currency Translation – The consolidated statement of financial condition is presented in U.S. Dollars. Many of the Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. Dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. Dollars at year-end exchange rates. Adjustments that result from translating amounts from a subsidiary's functional currency to U.S. Dollars are reported in "accumulated other comprehensive loss, net of tax" ("AOCI").

Use of Estimates – The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires the use of management's estimates. In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- valuations of assets and liabilities requiring fair value estimates including, but not limited to, investments, derivatives and assumptions used to value pension and other post-retirement plans;
- the discount rate used to measure operating lease right-of-use assets and operating lease liabilities;
- recognition of asset management and distribution fees and the value of the underlying assets under management;
- the adequacy of the allowance for doubtful accounts;
- the realization of deferred tax assets and adequacy of tax reserves for uncertain tax positions;
- the outcome of litigation;
- the carrying amount of goodwill, and
- other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

Cash and Cash Equivalents – The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has concentrations of cash equivalents of $351,800 and $54,671 that are invested in Dreyfus and Goldman Sachs money market funds, respectively, as of December 31, 2021.

Investments – Investments in marketable equity securities are accounted for at fair value.

Investments also include interests in alternative investment funds, private equity funds, debt funds and equity funds, each accounted for at fair value.

Receivables and Allowance for Doubtful Accounts – The Company's receivables represent fee receivables, amounts due from customers and other receivables. The fee receivables are generally due within 60 days from the date of invoice, except as related to certain Restructuring services and certain Capital Raising activities, specifically Private Capital Advisory services, which have fee receivables due upon specified contractual payment terms. For customer loans within customers and other receivables, the Company has elected to apply the practical expedient, in accordance with current expected credit losses ("CECL") guidance for financial assets with collateral maintenance provisions, which generally results in no expected credit losses given that these loans are generally maintained with collateral having a fair value in excess of the carrying amount of the loans.

Receivables are stated net of an estimated allowance for doubtful accounts determined in accordance with the CECL model, for general credit risk of the overall portfolio and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

For fee receivables, the allowance for doubtful accounts is determined together for all Financial Advisory fees, except for Private Capital Advisory given the different nature of the business, client composition, and risk characteristics. In addition, a separate allowance for doubtful accounts is determined for all Asset Management fees. The allowance is measured by the application of an average charge-off rate, determined annually based on historical bad debt charge-off experience, to the fee receivable balance of the respective services, adjusted for specific allowance recognized based on current conditions of individual clients. The current factors are considered on a quarterly basis and include the aging of the receivables, the client's ability to make payments, and the Company's relationship with the client. In addition, the Company also performs a qualitative assessment on a quarterly basis to monitor economic factors and other uncertainties that may require additional adjustment to the expected credit loss allowance.

With respect to fees receivable from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice, except for certain transactions that include specific contractual payment terms that may vary from approximately one month to four years following the invoice date (as is the case for certain Private Capital Advisory fees) or may be subject to court approval (as is the case with Restructuring activities that include bankruptcy proceedings). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date, respectively. Financial Advisory fee receivables past due, from the date of invoice or the specific contractual payment terms, in excess of 180 days are fully provided for unless there is evidence that the balance is collectible. Notwithstanding our policy for receivables past due, any receivables that we determine are impaired result in specific reserves against such exposures. Asset Management fees are fully provided for when such receivables are outstanding 12 months after the invoice date. In addition, the Company specifically reserves against exposures relating to Asset Management fees where we determine receivables are impaired prior to being outstanding for 12 months.

Receivables, net - other – Other receivables consists of $2,545 from unsettled trades, $1,692 of receivables from fees due from third parties, $1,260 of loans receivable from employees, $30 related to the settlement of mutual fund transactions with customers of LAM, $100 for clearing deposits held at our clearing broker, and $192 of commissions and other receivables. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net – Property is stated at cost less accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 15 years.

Operating Lease Right-of-use Assets and Operating Lease Liabilities—The Company determines if an arrangement is, or contains, a lease at its inception and reevaluates the arrangement if the terms are modified. Operating lease right-of-use assets ("ROU assets") represent the right to use an underlying asset for the lease term and operating lease liabilities reflect the obligation to make lease payments arising from the lease. At any given time during the lease term, the operating lease liability represents the present value of the remaining lease payments and the operating lease ROU asset is measured at the amount of the lease liability, adjusted for rent prepayments, unamortized initial direct costs and the remaining balance of lease incentives received. Both the operating lease ROU asset and the operating lease liability are reduced to zero at the end of the lease.

Goodwill – As goodwill has an indefinite life, it is required to be tested for impairment annually, as of November 1, or more frequently if circumstances indicate impairment may have occurred. The Company performs a qualitative evaluation about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount in lieu of actually calculating the fair value of the reporting unit. The Company completed its annual goodwill review as of November 1, 2021 and determined that no impairment existed. At December 31, 2021 goodwill of $125,540 and $2,911 was attributable to the Company's Financial Advisory and Asset Management segments, respectively.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased are recorded on a trade date basis and represent liabilities for securities sold where there is an obligation to deliver such securities. These securities are accounted for at fair value.

Derivative Instruments – A derivative is typically defined as a financial instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, warrant or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*i.e.*, currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*i.e.*, currency swaps or options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, equity and fixed income swaps and other derivative contracts to economically hedge exposures to fluctuations in currency exchange rates and equity and debt security prices. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law, in which case, the Company would net the applicable assets and liabilities and the related receivable and payable for net cash collateral under such contracts. The Company's derivative instruments are recorded at their fair value and are included in "other assets", "derivative obligations", and "accrued compensation and benefits" on the consolidated statement of financial condition. See Note 7 for information regarding derivatives.

In addition to the derivative instruments described above, the Company records derivative liabilities relating to its obligations pertaining to LAM's deferred compensation arrangements. The fair value of these deferred compensation arrangements are based on the value of the underlying investments, adjusted for estimated forfeitures, and are included in "accrued compensation and benefits" on the consolidated statement of financial condition. Changes in the fair value of the derivative liabilities are equally offset by the changes in the fair value of investments owned by the Company that are expected to be delivered upon settlement of LAM's deferred compensation arrangements.

Fair Value of Financial Assets and Liabilities – The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, deposits with banks, receivables (excluding Private Capital Advisory receivables ("PCA")), investments, derivative instruments and securities sold not yet purchased.

Investment Banking and Other Advisory Fees – Fees for Financial Advisory services are recorded when (i) a contract with a client has been identified, (ii) the performance obligations in the contract have been identified, (iii) the fee or other transaction price has been determined, (iv) the fee or other transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

The benefits of investment banking and advisory services are generally transferred to the Company's clients over time, and consideration for these advisory services typically includes transaction completion, transaction announcement and retainer fees. Retainer fees are generally fixed and recognized over the period in which the advisory services are performed. However, transaction announcement and transaction completion fees are variable and subject to constraints, and they are typically not recognized until there is an announcement date or a completion date, respectively, due to the uncertainty associated with those events. Therefore, in any given period, advisory fees recognized for certain transactions will relate to services performed in prior periods. The advisory fees that may be unrecognized as of the end of a reporting period, primarily comprised of fees associated with transaction announcements and transaction completions, generally remain unrecognized due to the uncertainty associated with those events. Receivables related to investment banking and other advisory fees are reported in "receivables, net – fees" on the consolidated statement of financial condition.

Asset Management and Distribution Fees – Fees for Asset Management services are primarily comprised of management fees and incentive fees. Management fees are derived from fees for investment management and advisory services provided to clients. Fees for Distribution services are earned from distribution agreements whereby a LAM subsidiary acts as the principal underwriter for the open class shares of the Portfolios of The Lazard Funds, Inc. and service class shares of the Portfolios of Lazard Retirement Series, Inc., (collectively, the "Funds").

Revenue from Asset Management and Distribution services are recorded in accordance with the same five criteria as Financial Advisory fees, which generally results in management fees being recorded on a daily, monthly or quarterly basis, primarily based on a percentage of client assets managed.

The benefits of management services are transferred to the Company's clients over time. Consideration for these management services generally includes management fees, which are based on assets under management and recognized over the period in which the management services are performed. The selling or distribution of fund interests is a separate performance obligation within management fees and other, and the benefits of such services are transferred to the Company's clients at the point in time that such fund interests are sold or distributed.

In addition, the Company earns performance-based incentive fees on various investment products, including traditional products and alternative investment funds, such as hedge funds.

For Hedge funds, incentive fees are calculated based on a specific percentage of a fund's net appreciation, in some cases in excess of established benchmarks, or thresholds. The Company records incentive fees on traditional products and hedge funds when a significant reversal in the amount of the cumulative revenue to be recognized is not probable, which is typically at the end of the relevant performance measurement period. The incentive fee measurement period is generally an annual period (unless an account is terminated during the year).

Incentive fees – The benefits of these management services are transferred to the Company's clients over time. Consideration for these management services is generally variable and includes performance or incentive fees. The fees allocated to these management services that are unrecognized as of the end of the reporting period are generally amounts that are subject to constraints due to the uncertainty associated with performance targets and claw backs.

With regard to the disclosure requirement for remaining performance obligations, the Company elected the practical expedients permitted in the guidance to (i) exclude contracts with a duration of one year or less; and (ii) exclude variable consideration, such as transaction completion and transaction announcement fees, that is allocated entirely to unsatisfied performance obligations. Excluded variable consideration typically relates to contracts with duration of one year or less, and is generally constrained due to uncertainties. Therefore, when applying the practical expedients, amounts related to remaining performance obligations are not material to the Company's consolidated statement of financial condition.

Receivables relating to asset management fees and distribution fees are reported in "receivables, net - fees" on the consolidated statement of financial condition.

Soft Dollar Arrangements – Certain entities within the Company's Asset Management business obtain research and other services through commission-sharing arrangements with broker-dealers, which are also known as "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Asset Management business does not have any contractual obligation or arrangement requiring it to pay for research and other eligible services obtained through soft dollar arrangements with brokers. Instead, the provider is obligated to pay for the services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other eligible services obtained by the Asset Management business pursuant to such soft dollar arrangements. The use of soft dollars is limited by regulations in the European Union and the U.K. and, as such, the Company intends to directly pay a portion of the costs of such research and other eligible services going forward.

Income Taxes – Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temporary differences are reflected as deferred tax assets and deferred tax liabilities on the consolidated statement of financial condition. A deferred tax asset is recognized if it is more likely than not (defined as a likelihood of greater than 50%) that a tax benefit will be accepted by a taxing authority.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- taxable income in prior carryback years; and
- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available information, including the following:

- nature, frequency, magnitude and duration of any past losses and current operating results;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near-term and medium-term financial outlook.

The Company records tax positions taken or expected to be taken in a tax return based upon the Company's estimates regarding the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
 (In Thousands)

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. See Note 16 for additional information relating to income taxes.

3.   RECENT ACCOUNTING DEVELOPMENTS

Simplifying the Accounting for Income Taxes—In December 2019, the FASB issued new guidance to simplify the accounting for income taxes. The amendments included the removal of certain exceptions and various improvements. These improvements are related to the accounting for franchise tax based on income, evaluation of step up in tax basis of goodwill, allocation of consolidated tax expense to standalone legal entities, recognition of enacted change in tax laws or rates, and other minor changes. The Company adopted new guidance on January 1, 2021. The Company evaluated each of the amendments, and the adoption of the amendments did not have a material impact to the Company's consolidated statement of financial condition.

4.   RECEIVABLES, NET - FEES

The Company's receivables represent fee receivables, amounts due from customers and other receivables. Where applicable, receivables are stated net of an estimated allowance for doubtful accounts determined in accordance with the CECL model, for general credit risk of the overall portfolio and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute. See Note 2 for additional information regarding the Company's receivables, and allowance for doubtful accounts.

The following table provides a summary of fees receivable as of December 31, 2021:

Financial advisory fees:	
Investment banking	$ 84,604
PCA	80,779
Asset management fees:	
Asset management and distribution fees	197,559
Total fees receivables	362,942
Less: Allowance for doubtful accounts	(4,982)
Receivables, net - fees	$ 357,960

The aggregate carrying amount of our PCA receivables approximates fair value.

Activity in the allowance for doubtful accounts for the year ended December 31, 2021 was as follows:

Balance, January 1, 2021	$ (4,569)
Bad debt expense, net of recoveries	(1,481)
Charge-offs, foreign currency translation	
and other adjustments	1,068
Balance, December 31, 2021	$ (4,982)

As of December 31, 2021, the Company had receivables past due or deemed uncollectible of $7,178.

Related Parties

Investment banking fees receivable as of December 31, 2021 includes $2,500 of fees due from a related party, however this amount has been fully reserved. The engagement terms were negotiated in the ordinary course of business on an arms-length basis.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(In Thousands)

5.   **INVESTMENTS**

The Company's investments and securities sold, not yet purchased as of December 31, 2021, consist of the following:

Investments:

Equities	$	53,957
Funds:		
Alternative investments[a]		47,606
Debt [a]		40,300
Equity [a]		90,614
Private equity		1,783
		180,303
Total Investments, at fair value	$	234,260
Securities sold, not yet purchased, at fair value	$	6,828

[a] Interests in alternative investments, debt and equity funds include investments with fair values of $16,177, $8,221 and $23,238, respectively, as of December 31, 2021, held in order to satisfy LAM's liabilities upon vesting of previously granted fund interests related to LAM's deferred compensation arrangements. The Company's deferred compensation arrangements are further explained in Note 14.

Equities primarily consist of seed investments invested in marketable equity securities of large-, mid- and small-cap domestic, international and global companies held within separately managed accounts related to LAM's business and securities held by LF&Co.

Alternative investments funds primarily consist of interests in various LAM-managed hedge funds, fund of funds and mutual funds related to LAM's business and amounts related to LAM's deferred compensation arrangements.

Debt funds primarily consist of a debt fund held by LF&Co, seed investments in funds related to LAM's business that invest in debt securities, and amounts related to LAM's deferred compensation arrangements.

Equity funds primarily consist of seed investments in funds related to LAM's business that invest in equity securities and amounts related to LAM's deferred compensation arrangements.

Private equity funds consist of an interest in a limited partnership that invests in private equity securities.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(In Thousands)

6. FAIR VALUE MEASUREMENTS

The Fair Value Hierarchy of Investments and Certain Other Assets and Liabilities – The Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Assets and liabilities whose values are based on (i) quoted prices for similar assets or liabilities in an active market, or quoted prices for identical or similar assets or liabilities in non-active markets, or (ii) inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose trading volume and level of activity have significantly decreased when compared with normal market activity and there is no longer sufficient frequency or volume to provide pricing information on an ongoing basis.

The Company's investments in securities sold, not yet purchased are classified as Level 1 when their respective fair values are based on unadjusted quoted prices in active markets.

The fair value of equities is primarily classified as Level 1 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security as provided by external pricing services; equity securities in private companies are generally classified as Level 3.

The fair value of investments in alternative investment funds, debt funds and equity funds are classified as Level 1 assets when the fair values are primarily based on the publicly reported closing price for the fund.

The fair values of derivatives entered into by the Company are classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the two currencies from the trade date to the settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding; and the fair value of derivative liabilities related to LAM's deferred compensation arrangements is based on the value of the underlying investments, adjusted for forfeitures. See Note 7 and Note 14.

Investments Measured at Net Asset Value ("NAV") – As a practical expedient, the Company uses NAV or its equivalent to measure the fair value of certain investments. NAV is primarily determined based on information provided by external fund administrators. The Company has no unfunded commitments related to these investments. The Company's investments valued at NAV as a practical expedient include (i) alternative investment funds, debt funds and equity funds that have redemption notice periods of 60 days or less and are redeemable in the near term, and (ii) private equity funds which are not redeemable in the near term as a result of redemption restrictions.

The following table presents the classification of (i) investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 within the fair value hierarchy and (ii) investments measured at NAV or its equivalent as a practical expedient:

	Fair Value Measurements on a Recurring Basis				
	Level 1	**Level 2**	**Level 3**	**NAV**	**Total**
Assets:					
Investments:					
Equities	$ 53,462	$ -	$ 495	$ -	$ 53,957
Funds:					
Alternative investments	22,821	-	-	24,785	47,606
Debt	40,294	-	-	6	40,300
Equity	90,566	-	-	48	90,614
Private equity	-	-	-	1,783	1,783
Derivatives	-	121	-	-	121
Total	$ 207,143	$ 121	$ 495	$ 26,622	$ 234,381
Liabilities:					
Securities sold, not yet purchased	$ 6,828	$ -	$ -	$ -	$ 6,828
Derivatives	-	48,449	-	-	48,449
Total	$ 6,828	$ 48,449	$ -	$ -	$ 55,277

There were no transfers between any of the Level 1, 2 and 3 categories in the fair value measurement hierarchy.

Financial Instruments Not Measured at Fair Value – The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2021 that are not measured at fair value on the Company's consolidated statement of financial condition.

				Fair Value Measurements Using:		
	Carrying Value	Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:						
Cash and cash equivalents	$ 794,616	$ 794,616		$ 794,616	$ -	$ -
PCA receivables	$ 80,779	$ 81,961		$ -	$ -	$ 81,961

Cash and cash equivalents are carried at either cost or amortized cost that approximates fair value due to their short-term maturities. Money market funds are valued through the use of quoted market prices, or $1.00 per share, which generally is the NAV of the fund.

Fair values of PCA fees receivables are generally determined by discounting both principal and interest cash flows expected to be collected, using a discount rate approximating current market interest rates for comparable financial instruments and based on unobservable inputs.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(In Thousands)

7. DERIVATIVES

The table below presents the fair values of the Company's derivative instruments reported within "other assets" and "other liabilities" and the fair value of the Company's derivative liability relating to its obligations pertaining to LAM's deferred compensation arrangements reported within "accrued compensation and benefits" on the consolidated statement of financial condition as of December 31, 2021. Notional amounts provide an indication of the volume of the Company's derivative activity.

Derivative assets and liabilities, as well as related cash collateral from the same counterparty, have been netted on the consolidated statement of financial condition where the Company has obtained an appropriate legal opinion with respect to the master netting agreement. Where such a legal opinion has not been either sought or obtained, amounts are not eligible for netting on the consolidated statement of financial condition, and those derivative assets and liabilities are shown separately in the table below.

In addition to the collateral received and transferred that is presented on a net basis with derivative assets and liabilities, the Company receives and transfers additional securities and cash collateral. These amounts mitigate counterparty credit risk associated with the Company's derivative instruments, but are not eligible for net presentation on the consolidated statement of financial condition.

	Assets as of December 31, 2021		Liabilities as of December 31, 2021	
	Fair Value	Notional	Fair Value	Notional
Forward foreign currency exchange rate contracts [a]	$ 202	$ 25,871	$ 408	$ 45,309
Equity and fixed income swaps and other [a]	1,052	20,888	13,709	83,706
Deferred compensation arrangements	-	-	45,437	38,010
Total Derivatives	1,254	$ 46,759	59,554	$ 167,025
Counterparty netting	(1,133)		(11,105)	
Total Derivatives, net	$ 121		$ 48,449	
Amounts not netted	-		(2,317)	
Cash collateral	-		(391)	
Securities collateral	$ 121		$ 45,741	

[a] Forward foreign currency exchange rate contracts, equity and fixed income swaps with the same counterparty under legally enforceable master netting agreements are recorded "net" in "other assets" and "other liabilities" as of December 31, 2021.

8. PROPERTY, NET

As of December 31, 2021, property, net consists of the following:

	December 31, 2021
Leasehold improvements	$ 16,676
Furniture and equipment	113,516
Total	130,192
Less - Accumulated depreciation and amortization	(97,533)
Property, net	$ 32,659

9. LEASES

The Company leases office space and equipment under non-cancelable lease agreements, which expire on various dates through 2033. Substantially all of these arrangements are operating leases relating to office space. Certain leases have renewal options that can be exercised at the discretion of the Company. The Company only includes renewal options in the lease term when it is reasonably certain to exercise the option. The Company does not record leases with a lease term of 12 months or less on the consolidated statement of financial condition.

The operating lease liabilities at commencement reflect total lease payments discounted using an incremental borrowing rate (on a collateralized basis) based on the lease term (the "Discount"), as an implicit rate was not readily determinable for any of the Company's existing operating leases. The Company determines its Discount with consideration of the public debt issuances of the Company's sole member, Lazard Group, as well as publicly available data for instruments with similar characteristics.

In addition to rent payments, operating leases for office space generally contain payments for real estate taxes, insurance costs, common area maintenance, and utilities that are not fixed. The Company accounts for these costs as variable payments and does not include them in the lease component. There are certain office leases outside of the U.S. that have annual rent increases based on year-over-year change in an index that are also accounted for as variable payments and are excluded from the lease component.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(In Thousands)

Maturities of the operating lease liabilities outstanding at December 31, 2021 for each of the years in the period ending December 31, 2026 and thereafter are set forth in the table below.

	Year Ended December 31, 2021
2022	$ 5,386
2023	3,632
2024	3,153
2025	1,930
2026	1,866
Thereafter	4,250
Total minimum lease payments	20,217
Less - Sublease proceeds	1,991
Operating lease liabilities	$ 18,226

10. OTHER ASSETS

The following table sets forth the Company's other assets, by type, as of December 31, 2021:

	December 31, 2021
Prepaid expenses	$ 31,622
Swap collateral	9,409
Reimbursable client expenses	5,427
Prepaid compensation	16,257
Pension asset	15,452
Other	7,581
Total	$ 85,748

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(In Thousands)

11. TRANSACTIONS WITH AFFILIATES

A description of material transactions and balances with affiliates included in the consolidated statement of financial condition of the Company as of December 31, 2021 are set forth below.

Investment Banking and Other Advisory Fees – The Company periodically shares investment banking and other advisory fees with affiliates that have jointly performed services relative to the completion of certain customer transactions.

Executive Management Service Charge – The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC ("LSCC"), a wholly-owned subsidiary of Lazard Group, provides various services associated with the management, administration and operations of Lazard Group.

LSCC allocates the costs paid by the Company along with other costs for management, administration and operations of Lazard Group to the Company and other subsidiaries and affiliates of Lazard Group. These costs are allocated based on revenue or headcount.

Investment Management Services and Revenues – LAM serves as an investment advisor for certain affiliated investment companies and alternative investment funds and receives management fees and, for the alternative investment funds, incentive fees for providing such services. Receivables relating to such services were $58,267 at December 31, 2021, and is included in "receivables, net - fees" on the consolidated statement of financial condition.

Distribution Fees – LAM serves as distributor for certain affiliated investment companies and earns distribution fee revenue for providing such services. Distribution fees earned relating to such services are described in Note 2 to the consolidated statement of financial condition. The Company's distribution fees receivable as of December 31, 2021 was $460.

Receivables from Affiliates – Receivables from affiliates is comprised of the following items at December 31, 2021:

Receivable from Lazard Group in connection with incentive compensation plans	$ 65,161
Banking and PCA fee sharing due from various affiliates	15,558
Executive management services agreement charges due from various affilates	33,977
Other	18,776
Total Receivables from Affiliates	$ 133,472

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2021:

Compensation charges due to Lazard Group	$ 60,081
Deferred compensation charges due to various affiliates	28,108
Rent allocation payable to Lazard Group	17,114
Executive management services agreement charges due to LSCC	86,815
Banking and PCA fee sharing due to various affiliates	19,727
Other	12,827
Total Payables to Affiliates	$ 224,672

12. COMMITMENTS AND CONTINGENCIES

Other Commitments – The Company has various other contractual commitments arising in the ordinary course of business. In addition, from time to time, the Company may enter into underwriting commitments in which it will participate as an underwriter. At December 31, 2021, the Company had no such underwriting commitments.

Legal – The Company is involved from time to time in judicial, governmental, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceedings initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company may experience significant variation in its revenue and earnings on an annual basis. Accordingly, the results of any pending matter or matters could be significant when compared to the Company's earnings in any particular year. The Company believes, however, based on currently available information, that the results of any pending matters, in the aggregate, will not have a material effect on its business or financial condition.

13. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

14.   INCENTIVE COMPENSATION

The Company participates in Lazard Ltd.'s share-based and fund-based incentive compensation plans.

Share-Based Incentive Compensation – Lazard Ltd.'s share-based incentive compensation awards that do not require future service are expensed immediately; however, awards that require future service are amortized over the applicable vesting period or requisite service period.

Fund-Based Incentive Compensation – Lazard Group sponsors a program whereby Lazard Group grants interests in certain funds managed by LAM to eligible employees, ("Lazard Fund Interests"), which generally require future service as a condition for vesting. Lazard Asset Management Limited ("LAM-UK"), a subsidiary of LAM based in the United Kingdom, owns the Lazard Fund Interests granted by Lazard Group to LAM-UK employees. These fund interests are included in investments on the consolidated statement of financial condition. Lazard Fund Interests generally provide for one-third vesting on the second anniversary of the grant date and the remaining two-thirds vesting on the third anniversary of the grant date.

LAM's Deferred Compensation Arrangements - LAM grants deferred interests in LAM funds and other LAM products to certain employees as specified in their compensation agreements (referred to herein as "LAM's deferred compensation arrangements"). LAM's deferred compensation arrangements generally require future service as a condition for vesting.

In connection with the Lazard Fund Interests purchased from Lazard Group and LAM's deferred compensation arrangements, the Company records a prepaid compensation asset and a corresponding compensation liability on the date of grant based upon the fair value of the award. The prepaid asset is amortized on a straight-line basis over the applicable vesting periods or requisite service periods. LAM's deferred compensation arrangements that do not require future service are expensed immediately. The related compensation liabilities associated with Lazard Fund Interests and LAM's deferred compensation arrangements are accounted for at fair value as derivative liabilities that contemplate the impact of estimated forfeitures, and are adjusted for changes in fair value primarily related to changes in value of the underlying investments.

The amortization of the prepaid compensation will generally be recognized over a weighted average period of approximately .9 years subsequent to December 31, 2021.

15.   EMPLOYEE BENEFIT PLANS

Defined Contribution Plan – Pursuant to certain matching contributions, the Company contributes to employer sponsored defined contribution plans.

Defined Benefit Plans – The Company provides pension and other post-employment benefits to certain employees through defined benefit plans. The defined benefit pension plans, prior to being frozen, generally provided benefits to participants based on average levels of compensation. The other post-employment benefit plans sponsored by certain subsidiaries are active and provide benefits to the

participants when they separate from the Company. Benefits are based on years of service and levels of compensation. The Company also offers a defined contribution benefit plan in the U.S. The Company uses December 31 as the measurement date for its pension plans and post-employment plans.

LAM-UK co-sponsors a defined benefit pension plan (the "UK Plan") with Lazard & Co. Limited, a UK affiliate. The consolidated statement of financial condition includes LAM-UK's 27% share of the plan's assets and liabilities at December 31, 2021.

Employer Contributions to Pension Plans – The Company's funding policy for its pension plans is to fund when required by government regulation or when applicable, upon an agreement with the plans' trustees. Management also evaluates from time to time whether to make voluntary contributions to the plans. The Company funds its post-employment plans on a voluntary basis. The Company is not required to make a contribution to the qualified defined benefit plan in the United States. The Company does not expect to make a contribution to that plan during 2022.

Investment Policies and Strategies – The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the plans to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate. The Company's investing policy for its post-employment plans is to invest in highly liquid, low risk mutual funds or interest bearing bank accounts to ensure funds are readily available when employees separate from the Company. The fair value of the plans' investments classified as Level 1 assets are based on market quotes. The fair value of the plans' investments measured at NAV or its equivalent as a practical expedient is determined based on information provided by external fund administrators and such investments are redeemable in the near term.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes: market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

The assumptions used to develop actuarial present value of the projected benefit obligation as of December 31, 2021 are set forth below:

	Employee Pension Plans	Post Employment Plans
Weighted-average assumptions used to determine		
Benefit Obligations:		
Discount rate	2.11%	2.50%

Generally, the Company determined the discount rate for its defined benefit plans by utilizing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plans in light of prevailing economic conditions.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(In Thousands)

As a result of the pension plans being frozen, the accumulated benefit obligation and the projected benefit obligation are equal and with respect to the pension plans, are referred to herein as benefit obligation. The following table summarizes the Company's benefit obligations, the fair value of the assets and the funded status and amount recognized on the consolidated statement of financial condition for the benefit plans at December 31, 2021:

	Employee Pension Plans	Post Employment Plans
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 151,121	$ 1,108
Service cost	-	98
Interest cost	2,157	20
Actuarial (gain) loss	(6,640)	(56)
Benefits paid	(6,065)	-
Foreign currency translation adjustment	(1,404)	(98)
Benefit obligation at end of year	139,169	1,072
Change in Plan Assets		
Fair value of plan assets at beginning of year	148,206	978
Actual return on plan assets	5,405	12
Employer contribution	401	-
Benefits paid	(6,065)	-
Foreign currency translation adjustment	(1,550)	(82)
Fair value of plan assets at end of year	146,397	908
Funded (deficit) at end of year	$ 7,228	$ (164)
Amount recognized in the Consolidated Statement of Financial Condition consists of:		
Pension asset (included in "other assets")	$ 14,544	$ 908
Accrued benefit liability	(7,316)	(1,072)
Net asset (liability) recognized	$ 7,228	$ (164)
Amounts Recognized in Accumulated Other Comprehensive (Income)/Loss (excluding tax benefit of $1,637) consists of:		
Actuarial net (gain) loss	$ 24,920	$ 268
Prior Service Cost	$ 810	-

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five years and in the aggregate for the five years thereafter:

	Employee Pension Plans	Post Employment Plans
2022	$ 5,943	$ 122
2023	$ 4,861	$ 362
2024	$ 6,166	$ 70
2025	$ 5,917	$ 74
2026	$ 5,735	$ 163
2027-2031	$ 30,434	$ 413

Plans' Assets – The following table presents the categorization of the Company's pension plans' investments, measured at fair value, into a fair value hierarchy and investments measured at NAV or its equivalent as a practical expedient in accordance with fair value measurement disclosure requirements as of December 31, 2021:

	Level 1	Level 2	Level 3	NAV	Total
Plans' Assets					
Cash	$ 2,657	$ -	$ -	$ -	$ 2,657
Equities	5,937		-	-	5,937
Debt	5,224		-	-	5,224
Funds:					
Equity	26,619	10,610	-	11,090	48,319
Debt	10,990	14,224	-	56,452	81,666
Alternative investments	-	534	-	2,968	3,502
Total plans' assets measured at Fair Value	$ 51,427	$ 25,368	$ -	$ 70,510	$ 147,305

Investments in funds managed by LAM include Level 1 Equity Funds of $10,189 and $11,090 of funds valued at net asset value as a practical expedient.

Consistent with the plans' investment strategies, at December 31, 2021, the Company's U.S. pension plan had 8% of the plan's assets invested in Level 1 equity funds, 45% invested in Level 1 debt funds, 46% invested in equity funds valued at NAV as a practical expedient and 0% of the plan's assets invested in cash, which is a Level 1 asset. The Company's UK Plan at December 31, 2021 had 34% of the plan's assets invested in equities and equity funds that are Level 1 and Level 2 assets, 62% of the plan's assets invested in debt that are Level 1, Level 2 and measured at NAV as a practical expedient, 2% of the plan's assets invested in alternative investments that are Level 2 and measured at NAV as a practical expedient and 2% of the plan's assets invested in cash, which is a Level 1 asset.

16. INCOME TAXES

As a single-member limited liability company, LF&Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to: (i) its certain subsidiaries that are taxed as corporations in the jurisdictions in which they operate as well as (ii) income attributable to operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT").

Details of the Company's deferred tax assets and liabilities at December 31, 2021 are as follows:

Deferred tax assets:	
Compensation and benefits	$ 15,135
Basis adjustments	36
Net operating loss and tax credit carryforwards	4,433
Depreciation and amortization	221
Other	1,139
Gross deferred tax assets	20,964
Valuation allowance	(4,308)
Total deferred tax assets, net of valuation allowance	16,656
Deferred tax liabilities:	
Compensation and benefits	6,299
Depreciation and amortization	148
Goodwill	13
Other	1,575
Total deferred tax liabilities	8,035
Total net deferred tax assets	$ 8,621

The Company has net operating loss and tax credit carryforwards for which related deferred tax assets of $4,433 were recorded at December 31, 2021 that primarily relate to certain carryforwards of $4,203 in the U.S. which begin expiring in 2025.

The Company's liability for unrecognized tax benefits of $13,414 at December 31, 2021, includes $3,313 related to interest and penalties, which, if recognized, $12,702 would favorably affect the effective tax rate. With few exceptions, the Company is no longer subject to income tax examination for years prior to 2014. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company does not expect that the result of any final determination related to these examinations will have a material impact on its consolidated statement of financial condition. Developments with respect to such examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

Balance, January 1, 2021 (excluding interest & penalties of $3,436)	$ 12,757
Increases in gross unrecognized tax benefits pertaining to:	
Tax positions taken during prior year	156
Tax positions taken during current year	2,784
Decreases in gross unrecognized tax benefits pertaining to:	
Tax positions taken in prior years	(5,150)
Settlements	(134)
A lapse of the applicable statue of limitations	(312)
Balance, December 31, 2021 (excluding interest & penalties of $3,313)	$ 10,101

The Company anticipates that it is reasonably possible that approximately $2,900 of unrecognized tax benefits recorded at December 31, 2021 may be recognized within 12 months as a result of the lapse of the statute of limitations in various taxing jurisdictions.

17. REGULATORY REQUIREMENTS

LF&Co. is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specified fixed percentage (6 2/3%) of total aggregate indebtedness recorded in LF&Co.'s FOCUS report filed with the Financial Industry Regulatory Authority or $5, whichever is greater. In addition, the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15:1. At December 31, 2021, LF&Co.'s regulatory net capital was $195,103, which exceeded the minimum requirement of $6,898. The Company's aggregate indebtedness to net capital ratio was 0.53:1 as of December 31, 2021.

LAZARD FRÈRES & CO. LLC

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(In Thousands)

A subsidiary of GAHL and certain LAM subsidiaries are subject to various capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2021, each of these subsidiaries individually was in compliance with its capital requirements.

18. SEGMENTED INFORMATION

The Company's reportable segments offer different products and services and are managed separately as different levels and types of expertise are required to effectively manage the segments' transactions. Each segment is reviewed to determine the allocation of resources and to assess its performance. The Company's principal operating activities are included in its Financial Advisory and Asset Management business segments as described in Note 1. In addition, as described in Note 1, the Company records selected other activities in its Corporate segment.

The Company's segment information is prepared using the following methodology:

- Segment assets are based on those directly associated with each segment, and include an allocation of certain assets relating to various segments, based on the most relevant measures applicable, including headcount, square footage and other factors.

Management believes that the following information provides a reasonable representation of each segment's total assets:

	As of December 31, 2021
Segment Assets	
Financial Advisory	$ 326,930
Asset Management	$ 714,108
Corporate	$ 755,210
Total	$ 1,796,248

Geographic Information

The Company's identifiable assets are generally allocated based on the country or domicile of the legal entity providing the service.

LAZARD FRÈRES & CO. LLC
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
(In Thousands)

The following table sets forth the identifiable assets for the Company and its consolidated subsidiaries by geographic region. In the table below, Americas principally includes the United States, Asia Pacific principally includes Australia and Japan, and EMEA principally includes the United Kingdom.

	As of December 31, 2021
Identifiable Assets	
Americas	$1,404,765
Asia Pacific	142,262
EMEA	249,221
Total	$1,796,248

19. SUBSEQUENT EVENTS

Management has evaluated whether any events occurred subsequent to the date of the consolidated statement of financial condition and through the date of issuance of the consolidated statement of financial condition and determined there were no material events that would require recognition or disclosure on the consolidated statement of financial condition.

* * * * *